Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 June 14, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

                 Re: Guggenheim Defined Portfolios, Series 915
                       Global Dow 10 Portfolio, Series 2
                              File No. 333-181161

Dear Mr. Bartz:

   This letter is in response to the comments that you raised during our telephone conversation regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 915, filed on May 4, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Global Dow 10 Portfolio, Series 2 (the "Trust"). This letter serves to respond to your comments.

Cover  Page
-----------
   1. On the cover, please delete the word "diversified" in "A diversified portfolio ."

   Response: The disclosure has been revised as requested.

Security  Selection
-------------------
   2. In the second bullet of the second paragraph, please define "most liquid security."

   Response: The following disclosure has been added to the end of the second bullet: "Liquidity is determined by the average 30 day trading volume in U.S. dollars and is calculated as the average of a 30 trading day look back from the Security Selection Date (i.e., trading volume in shares multiplied by the closing price for the day, as provided by FactSet Research Systems, Inc., with currency exchange rates provided by WM/Reuters when share price is non-U.S. dollar-denominated)."

   3. In the fourth bullet of the second paragraph, please add "public" after "Exclude securities not listed on."

   Response: The disclosure has been revised as requested.

   4. In the fifth bullet of the second paragraph, does the "market price per share" refer to the current market price per share? If so, please add the word "current" before "market price per share."

   Response: "Market price per share" does refer to the current market price per share. The disclosure has been revised as requested.

   5. In the second paragraph of the sixth bullet of the second paragraph, please provide the source that determines where a security is headquartered.

   Response: The disclosure has been revised to reflect that Bloomberg L.P. is the source for the information.

   We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          Chapman and Cutler LLP


                                                          By /s/ Morrison Warren
                                                         -----------------------
                                                                 Morrison Warren